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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Thermo Tech Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88360H101
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                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                            Todd L. Silverberg, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                        (Continued on following page(s))

                                   Page 1 of 5


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CUSIP No. 88360H101                                       Page 2 of   5  Pages
---------------------                                     ----------------------





--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Capital Ventures International
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|

                                                                         (b) |_|

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
NUMBER OF
SHARES                                      725,393
BENEFICIALLY                        --------------------------------------------
0WNED BY                            8       SHARED VOTING POWER
EACH                                              N/A
REPORTING                           --------------------------------------------
PERSON                              9       SOLE DISPOSITIVE POWER
WITH
                                            725,393
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            N/A
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            725,393
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        |_|

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.7%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT




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CUSIP No. 88360H101                                       Page 3 of   5  Pages
---------------------                                     ----------------------





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         THERMO TECH TECHNOLOGIES, INC.

                  This Report filed by Capital Ventures International ("CVI") is the first amendment of its initial filing on Schedule 13D with respect to the common stock, no par value per share (the "Common Stock"), of Thermo Tech Technologies, Inc. (the "Company").

                  This Report relates to (i) conversions by CVI of all of its remaining outstanding convertible debentures of the Company in the initial aggregate principal amount of $800,000 (the "Debentures") into shares of Common Stock and (ii) sales by CVI of an aggregate of 1,126,000 of shares of Common Stock. Such conversions of Debentures in the aggregate principal amount of $300,000 took place on October 29, 1996 ($150,000 principal amount) and November 1, 1996 ($150,000 principal amount). Such sales of Common Stock took place in open market transactions between October 15, 1996 and November 1, 1996, at per share prices (net of brokerage commissions) of between $0.34 and $0.57. Such sales resulted in the receipt by CVI of aggregate net proceeds of approximately $337,336. As a result of such conversions and sales, the percentage of shares of Common Stock reported as beneficially owned by CVI in this Report has decreased to 3.7%.

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits to the initial filing of this Schedule 13D.

                  Items 5 and 7 are hereby amended and restated in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  On August 14, 1996, CVI converted Debentures in the aggregate principal amount of $250,000 into 225,229 shares of Common Stock. Between August 14 and August 24, 1996, CVI sold, in open market transactions, an aggregate of 224,000 shares of Common Stock at average daily per share prices (net of brokerage commissions) of between $1.23 and $1.48. Such sales of Common Stock resulted in the receipt by CVI of aggregate net proceeds of approximately $293,576.



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---------------------                                     ----------------------
CUSIP No. 88360H101                                       Page 4 of   5  Pages
---------------------                                     ----------------------




                  On October 14, 1996, CVI converted Debentures in the aggregate principal amount of $250,000 into 532,294 shares of Common Stock. Between October 14 and October 28, 1996, CVI sold, in open market transactions, an aggregate of 493,600 shares of Common Stock at average daily per share prices (net of brokerage commissions) of between $0.36 and $0.62. Such sales of Common Stock resulted in the receipt by CVI of net proceeds of approximately $235,376.

                  On October 29, 1996, CVI converted Debentures in the aggregate principal amount of $150,000 into 541,719 shares of Common Stock. Between October 29 and October 31, 1996, CVI sold, in open market transactions, an aggregate of 283,500 shares of Common Stock at average daily per share prices (net of brokerage commissions) of between $0.34 and $0.36. Such sales of Common Stock resulted in the receipt by CVI of net proceeds of approximately $98,860.

                  On November 1, 1996, CVI converted its remaining outstanding Debentures (aggregate principal amount of $150,000) into 562,521 shares of Common Stock and sold, in open market transactions, 124,000 shares of Common Stock at an average per share price (net of brokerage commissions) of $0.41. Such sales of Common Stock resulted in the receipt by CVI of net proceeds of approximately $50,840.

                  As a result of the conversion of the Debentures as described above and the sale of an aggregate of 1,126,000 shares of Common Stock, as of November 1, 1996, CVI ceased to be the beneficial owner of more than five percent of the outstanding Common Stock. More specifically, as of November 1, 1996, CVI beneficially owns 725,393 shares of Common Stock or 3.7% of the outstanding Common Stock.

                  To the best knowledge of CVI, none of the individuals listed in Item 2 of the initial filing of this Statement on Schedule 13D beneficially owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than CVI's conversion of the Debentures in full and CVI's sale of an aggregate of 1,126,000 shares of Common Stock as described herein.


Item 7.                    Material to be Filed as Exhibits.

                           Exhibit A - Securities Subscription Agreement (together with Form of Debenture and Registration Rights Agreement).*

                           Exhibit B - Limited Power of Attorney.*

----------------------
                  * Previously filed with the initial filing of this Statement on Schedule 13D.


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CUSIP No. 88360H101                                       Page 5 of   5  Pages
---------------------                                     ----------------------





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CAPITAL VENTURES INTERNATIONAL

                                        By:   Bala International, Inc. (f/k/a
                                              Arbit Inc.) pursuant to a Limited
                                              Power of Attorney, a copy of which
                                              is filed as an exhibit to the
                                              initial filing of this Statement
                                              on Schedule 13D



                                              By:     /s/ Arthur Dantchik
                                                    ---------------------------
                                                    Arthur Dantchik, Director



                                              Date: November 21,1996